VIA EDGAR

April 11, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Baylor Industries, Inc.

Form RW - Application for Withdrawal

Dear SEC:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Baylor Industries, Inc., a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB- 2, File No. 333-52418, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on December 21, 2000.

The grounds on which the Registrant makes this application are that there is no longer a present intention to offer or sell the securities under the Registration Statement. Accordingly, the Registrant hereby applies for consent to the immediate withdrawal of the Registration Statement.

The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook & Associates, Ltd., legal counsel to the Registrant, at (702) 952-8520.

Sincerely,

BAYLOR INDUSTRIES, INC.

/s/  Candace J. Sherman
-----------------------
     Candace J. Sherman
     President